NEWS RELEASE

EMX Royalty Partner, Zijin Mining, Provides an Update on Expanded Copper and Gold Production in Serbia

Vancouver, British Columbia, October 23, 2024 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that its royalty partner at Timok in Serbia, Zijin Mining Group Co., Ltd. ("Zijin"), released unaudited interim results that show markedly increased levels of copper and gold production at Timok in the first half of 2024. Zijin reported 90,008 tonnes of copper and 2,894 kilograms of gold produced from Timok's Cukaru Peki Mine in H1, 2024 (see Zijin Mining Group Co., Ltd. Interim Report 2024). This aligns with the record Q2 royalty revenues of $1,586,000 reported by EMX in its Q2 MD&A filings. On page seven of its 2024 Interim Report, Zijin also states that the combined Serbia Zijin Copper (which includes Zijin's Bor operations, which are not covered by EMX's royalties) and Serbia Zijin Mining projects (which includes the Timok/Cukaru Peki Mine which is covered by an EMX royalty), now have a capacity to produce 450,000 tonnes of copper on an annual basis. This is a significant increase compared with previous years.

Zijin has previously announced that the throughput of its processing plant at Cukaru Peki is being expanded from 12,000 tonnes per day to 15,000 tonnes per day1. The expansion of capacity and production at Cukaru Peki is part of an ongoing effort by Zijin to de-bottleneck their operations in Serbia, and by doing so, will unlock additional potential in the greater district. In addition to the ongoing production from the Upper Zone at Cukaru Peki, Zijin is also working to develop the underlying Lower Zone porphyry copper-gold deposit. The Lower Zone at Cukaru Peki will be developed through block caving, and EMX believes that the Cukaru Peki Mine will become one of the more important block cave development projects in the world.

On page 6 of the interim report, Zijin also highlights high grade copper gold exploration potential at its "MG Zone" in the "southern part of the Cukaru Peki Copper and Gold Mine".  We do not yet know whether Zijin's exploration efforts will be successful and become material to EMX. However, it is notable that a discussion of the newly described MG Zone appeared in the interim report.

EMX congratulates Zijin on its outstanding performance in the Bor and Timok districts in Serbia. EMX currently holds a 0.3625% NSR royalty over Zijin's Brestovac exploration permit area (including the Cukaru Peki Mining licenses), as well as portions of Zijin's Jasikovo-Durlan Potak exploration license north of the currently active Bor Mine. EMX also owns a 2% NSR royalty on precious metals and a 1% NSR royalty on base metals on the Brestovac West License, which lies immediately adjacent and to the west of the Brestovac Mining License and the Cukaru Peki Mine (see Figure 1). All of EMX's Timok royalties are uncapped and cannot be repurchased or reduced. The Company is currently receiving quarterly royalty payments from Zijin for copper and gold production from the Cukaru Peki Mine.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

1 According to the Čukaru Peki Copper-Gold Mine Operations Page on the Zijinmining.com website.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

For further information contact:

David M. Cole

President and CEO

Phone: (303) 973-8585

Dave@EMXroyalty.com

Isabel Belger

Investor Relations

Phone: +49 178 4909039

IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2024 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	2

Lower Zone Surface Projection
Upper Zone Surface Projection
Mill
Bor Smelter
Shaft
Decline
2.0% NSR Au&Ag,
1% NSR other
0.3625% NSR
OPEN
0
2 km
EMX ROYALTYCORP
THE ROYALTY GENERATOR
Timok Magmatic
Complex
Durlan Potok
0.3625% NSR
Bor District
Bor Mine
Enlarged
Area
Timok
Cukaru Peki
Brestovac West
2.0% NSR Au & Ag,
1% NSR other metals
Brestovac
0.3625% NSR
Mines
Bor Pit Outline
Copper
Gold
N
W
E
S
0
10 km

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	3